Exhibit 21.1

LIST OF SUBSIDIARIES*

Name in Corporate Articles	Jurisdiction

R-New UK Studio Limited	UK

GT Interactive Software France SARL	France

GT Interactive Europe Holdings BV	Holland

GT Interactive Software GmbH**	Germany

GT Value GmbH	Germany

GT Interactive Software Europe Ltd.**	UK

GT Interactive Holdings Ltd.	UK

GT Distribution Ltd.	UK

Bamblewood Computers Ltd.	UK

Renegade Interactive Ent. Ltd.	UK

Premier European Promotions Ltd.	UK

One Stop Direct Ltd.	UK

Wizardworks (UK) Ltd.	UK

Software Sourcerers Ltd.	UK
*  All entities, except for R-New UK Studio Limited, do not conduct business operations and R-New UK Studio Limited has very limited operations, consisting of transitioning matters related to the sale of its assets to Ubisoft Entertainment Limited (or its affiliated entities) and serving as a sub-landlord.

** Denotes a direct subsidiary that itself has non-operating subsidiaries.